UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/18 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Neck Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 Post Road Suite 200
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schlim — 203 524 3039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jsoeph Schlim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Long Neck Services LLC, as of February 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Long Neck Services LLC (the "Company") identified the following exemption from 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: the Company is registered as a Capital Acquisition Broker (CAB) and does not and will not hold customer funds or securities, and its business activities are, and will remain limited to activities permitted for Capital Acquisition Brokers; the Company is solely authorized to transact in the private placement of securities (the "exemption ") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption identified above.

Marcum LLP

Boston, MA
February 28, 2020

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Long Neck Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Long Neck Services LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the period November 30, 2018 through December 31, related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period November 30, 2018 through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I: Computation of Net Capital under Rule 15c3-1, Schedule II, Computation of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, MA
February 28, 2020

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Long Neck Services LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Long Neck Services LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 28, 2020

Management's Exemption Report

Long Neck Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4).

I, as member of management of Long Neck Services LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1034. To the best of my knowledge and belief, the Company states the following:

The Company claims exemptions from the custody and reserve provisions of Rule 17 C.F.R. Chapter 240 15c3-3 by operating as a Capital Acquisition Broker. The Company had no obligations under 17 C.F.R. Chapter 240.15c3-3, and the Company met the identified exemption provisions in 17 C.F.R. Chapter 240.15c5-3(k) throughout the most recent fiscal period without exception.

The Company does not, and will not hold customer funds and securities, and its business activities are, and will remain, limited to transacting in the private placement of securities.

I, Joseph Schlim, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Long Neck Services LLC

By: ______________________

Joseph Schlim
Principal and Managing Member

April 3, 2020
Date

LONG NECK SERVICES LLC

Financial Statements

and

Independent Auditor's Report

As of DECEMBER 31, 2019

AND

FOR THE PERIOD NOVEMBER 30, 2018 THROUGH Dec 31, 2019

LONG NECK SERVICES LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2019

AND

FOR THE PERIOD NOVEMBER 30, 2018 THROUGH DECECEMBER 31, 2019

CONTENTS

LONG NECK SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS	
Cash	$ 116,749
Accounts Receivable (A/R)	8,905
FINRA Deposit Acct	1,004
Prepaid Expenses	3,530
Operating Right of Use Asset	98,254
TOTAL ASSETS	**$ 228,442**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	16,536
Contract Liability - Reimbursable Expenses	11,202
Contract Liability - Retainer	73,000
Operating Lease Liability	99,809
Total Liabilities	**200,546**
Total Equity	**27,896**
TOTAL LIABILITIES AND EQUITY	**$ 228,442**

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF INCOME OPERATIONS

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

Revenue	**$**	**---**
Expenses		
Bank Service Charges	$	366
Business Licenses and Permits	$	2,745
Computer and Internet Expenses	$	3,054
Lease	$	30,194
Office Supplies	$	1,730
Travel Expense	$	16,536
Total Expenses	**$**	**54,626**
Net Loss	**$**	**(54,626)**
		======

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

Balance at November 30, 2018	$	72,521
Capital Contributions		10,000
Net Income (Loss)		(54,626)
Balance at December 31, 2019	$	27,896
		======

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

OPERATING ACTIVITIES		
Net Loss		(54,626)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Operating Lease Amortization		1,554
Changes in Operating assets and Liabilities		
Accounts Receivable		(8,905)
FINRA Deposit Account		(69)
Prepaid Expenses		(3,530)
Accounts Payable		16,536
Contract Liability – Reimbursable Expenses		11,202
Contract Liability – Retainer		73,000
Total Adjustments to Reconcile Net Loss to Net Cash Provided by Operations		89,788
Net Cash Provided by Operating Activities		35,163
FINANCING ACTIVITIES		
Capital Contributions		10,000
Net Cash Provided by Financing Activities		10,000
Net Cash Increase for Period		45,163
Cash at Beginning of the Period		71,586
Cash at the End of the Period	$	116,749
		======

The accompanying notes are an integral part of these financial statements.

LONG NECK SERVICES LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

NOTE 1 - ORGANIZATION

Long Neck Services LLC (the "Company") has been organized in the state of Delaware since December 1, 2014, and registered as broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since November 30, 2018. The Company was approved to act as a Capital Acquisition Broker transacting in the private placements of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of deposits with a major financial institution.

Income Taxes

The Company is recognized as single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the member.

For all open tax years for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2019. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current year remains subject to examinations as of December 31, 2019.

Revenue Recognition and Contract Liabilities

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, on November 30, 2018. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

The Company provides the service of raising capital for investment in private funds under a placement agreement with an asset manager. Revenue for placement agreements is generally recognized at the point in time that performance under the arrangement in completed (the closing date for the investment of capital in the private fund). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Total contract liabilities of $84,202 ($11,202 related to reimbursable expenses and $73,000 related to retainer fees) were recorded in the statement of financial condition as of December 31, 2019 and relate to advanced consideration received from our sole customer under one contract.

Estimates and Indemnifications

In the normal course of business the Company enters into contracts that contain variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects any risk of loss to be remote.

NOTE 3 - RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $14,458, which exceeded the minimum requirement of $5,000 by $9,458. The Company's ratio of aggregate indebtedness to net capital ratio was 0 at December 31, 2019.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019 the Company reimbursed the Sole Member approximately $16,000 for expenses paid on behalf of the Company.

NOTE 6 – CONCENTRATION OF CREDIT

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist primarily of cash. The Company has a potential concentration of credit risk if it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depository institution for each account ownership category. It is the Company's policy to monitor the credit standing of the financial institution in which it conducts business.

NOTE 7 – LEASE RECOGNITION

The Company recognizes its leases under ASC Topic 842, Leases ("Topic 842"). Upon adoption, the Company determined it had one operating lease for office space to be recognized. The lease was entered into as of January 1, 2019 for a term of five years and a stated amount for rent each month with annual stipulated increases in rent for each subsequent twelve-month period. The Company recorded an operating lease asset and corresponding lease liability in the amount of $120,505 upon adoption.

Operating lease assets and operating lease liabilities are recognized based on the present value of future lease payments over the lease term at the commencement date. As the Company's lease does not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The Company's borrowing rate utilized is 4%. Lease expense is recognized on a straight-line basis over the lease term and was $26,694 for the period ended December 31, 2019. An additional $3,500 in rent was recognized relative to a lease that expired on December 31, 2018. The Company's operating lease has a remaining lease term of 48 months. Cash paid during the period for amounts included in the measurement of the lease liability is $25,140.

LONG NECK SERVICES LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

NOTE 7 – LEASE RECOGNITION (continued)

Maturity of lease liability under non-cancellable operating lease as of December 31, 2019:

Calendar Year		Mthly Pmt		Total for Year
2020	$	2,158	$	25,894
2021	$	2,223	$	26,671
2022	$	2,289	$	27,471
2023	$	2,358	$	28,295
Total undiscounted lease payments				$108,331
Less imputed interest				($8,522)
Total Lease Liability				$99,809

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through February XX, 2020.

LONG NECK SERVICES LLC

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

AS OF DECEMBER 31, 2019

Computation of Net Capital under Rule 15c3-1

SCHEDULE I

COMPUTATION OF NET CAPITAL

Member's Equity			$	27,896
Less: Non-Allowable Assets				(13,438)
Net Capital			$	14,458
Min dollar net capital requirement	$	5,000		
Min net capital required (6 2/3rd% of aggregate indebtedness)	$	6,819		
Net Capital Requirement			$	5,000
Excess Net Capital			$	9,458
Aggregate indebtedness			$	102,292
Ratio of aggregate indebtedness to net capital				7.08 times

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

LONG NECK SERVICES LLC

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

AS OF DECEMBER 31, 2019

Computation of Reserve Requirements Pursuant to 15c3-3

<u>SCHEDULE II</u>

The Company is exempt from the Reserve Requirements pursuant to Rule 15c3-3 as the Company is registered as a Capital Acquisition Broker and does not and will not hold customer funds or securities.

LONG NECK SERVICES LLC

FOR THE PERIOD NOVEMBER 30, 2018 TO DECEMBER 31, 2019

AS OF DECEMBER 31, 2019

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

SCHEDULE III

Information related to possession and control requirements is not applicable to Long Neck Services LLC as the Company is an exempt Capital Acquisition Broker, and does not and will not hold customer funds or securities.